Coles Myer Ltd.

Appendix 4E

Preliminary Final Report

for the 52 weeks ended 27 July 2003

(previous corresponding period: 52 weeks ended 28 July 2002)

Results for announcement to the market
				$m
Revenue from ordinary activities	up	3.3%	to	27,625.6
Profit from ordinary activities after tax attributable to members	up	21.4%	to	*429.5
Net profit for the period attributable to members	up	21.4%	to	*429.5

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend	13.5 cents		13.5 cents
Final dividend	12.5 cents		12.5 cents
Total dividend	26.0 cents		26.0 cents
Record date for determining entitlements to the dividend	17 October 2003

* Profit is after adjusting for accounting policy changes. The pre tax effect of supplier promotional rebates $(79.3) million - relating to 2003 $(2.8) million1, relating to prior periods $(76.5) million. Also relating to 2003, liquor licenses $10.3 million1 and indirect logistics $5.0 million1. The tax effect of these accounting policy changes is $22.3 million. The previous corresponding periods have not been adjusted. Refer page 14 for full detail of accounting policy changes.

Statement of Financial Performance

	2003 $m	2002 $m

Sales	27,016.6	25,688.7
Cost of goods sold	(19,618.6)	(19,419.9)
Gross profit	7,398.0	6,268.8
Other revenues from operating activities	17.7	650.6
Cumulative effect of change in accounting policy for supplier promotional rebates	*(76.5)
Other revenue from non-operating activities	275.3	286.3
Proceeds from sale of property, plant and equipment, and businesses and controlled entities	392.5	111.8
Net book value of property, plant and equipment, and businesses and controlled entities disposed	(416.8)	(123.9)
Borrowing costs	(86.9)	(102.9)
Advertising expenses	(383.8)	(323.0)
Selling and occupancy expenses	(5,319.1)	(5,150.4)
Administrative expenses	(1,183.2)	(1,126.3)
Profit from ordinary activities before income tax expense	617.2	491.0
Income tax expense	(187.7)	(137.2)
Net profit	429.5	353.8
Net increase/(decrease) in asset revaluation reserve	83.5	(4.2)
Net decrease in foreign currency translation reserve	(17.1)	-
Adjustment resulting from change in accounting policy for annual leave entitlements (page 15)	(6.6)
Total revenues, expenses and valuation adjustments attributable to members of Coles Myer Ltd. recognised directly in equity	59.8	(4.2)
Total changes in equity other than those resulting from transactions with owners as owners	489.3	349.6

Earnings per share
Basic earnings per share	32.2 cents	26.1 cents
Diluted earnings per share	33.2 cents	27.4 cents

* Profit is after adjusting for accounting policy changes. Supplier promotional rebates $(79.3) million - relating to 2003 $(2.8) million1, relating to prior periods $(76.5) million. Liquor licenses $10.3 million1 and indirect logistics $5.0 million1. The previous corresponding periods have not been adjusted. Refer page 14 for full detail of accounting policy changes.

Statement of Financial Position
	2003 $m	2002 $m

Current assets
Cash	905.5	866.0
Receivables	346.0	288.7
Inventories	2,836.8	2,808.9
Other	28.1	53.2
Total current assets	4,116.4	4,016.8
Non-current assets
Receivables	121.5	129.6
Investments	105.8	109.2
Property, plant and equipment	3,340.6	3,499.5
Deferred tax assets	221.9	258.3
Intangibles	494.0	238.2
Other	29.8	37.8
Total non-current assets	4,313.6	4,272.6
Total assets	8,430.0	8,289.4
Current liabilities
Payables	2,476.3	2,270.7
Interest bearing liabilities	10.8	15.3
Tax liabilities	13.6
Provisions	540.8	640.6
Total current liabilities	3,041.5	2,926.6
Non-current liabilities
Interest bearing liabilities	1,143.3	1,552.8
Deferred tax liabilities	175.1	249.5
Provisions	244.4	204.3
Other	49.3	48.6
Total non-current liabilities	1,612.1	2,055.2
Total liabilities	4,653.6	4,981.8
Net assets	3,776.4	3,307.6
Equity
Contributed equity	2,210.3	2,032.3
Reserves	468.8	402.4
Retained profits	1,097.3	872.9
Total equity	3,776.4	3,307.6

Statement of Cash Flows
	2003 $m	2002 $m
	Inflows/(outflows)
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)	28,904.1	27,540.3
Payments to suppliers and employees (inclusive of goods and services tax)	(27,469.2)	(26,259.9)
Distributions received from associated entities	6.2	5.6
Interest received	20.0	15.0
Borrowing costs paid	(103.6)	(105.9)
Income tax paid	(179.1)	(77.1)
Net cash inflow from operating activities	1,178.4	1,118.0
Cash flows from investing activities
Payments for property, plant and equipment	(625.2)	(507.7)
Payments for purchase of businesses and controlled entities	(241.7)	(70.4)
Payment for purchase of associated entity	(1.4)	(0.1)
Proceeds on sale of property, plant and equipment	37.1	31.1
Proceeds on sale of Sydney Central Plaza	372.8
Proceeds on sale of businesses and controlled entities		57.8
Proceeds on sale of investments	7.6	2.3
Repayment of loan from other entities	13.6	41.6
Net cash (outflow) from investing activities	(437.2)	(445.4)
Cash flows from financing activities
Proceeds from issue of shares and options	-	-
Payments for shares bought back		(1.4)
Proceeds from borrowings	279.7	924.4
Repayments of borrowings	(704.6)	(1,022.4)
Dividends paid	(287.6)	(285.3)
Net cash (outflow) from financing activities	(712.5)	(384.7)
Net increase in cash held	28.7	287.9
Cash at beginning of the year	866.0	578.1
Cash at end of the year	894.7	866.0

Reconciliation of net cash inflow from operating activities to net profit is as follows:
Net cash inflow from operating activities	1,178.4	1,118.0
Depreciation and amortisation	(504.2)	(484.6)
Changes in assets and liabilities
Increase in current receivables	69.5	27.0
(Decrease) in inventories	(24.0)	(104.1)
(Decrease)/increase in future income tax benefits	(38.3)	28.4
(Decrease)/increase in other assets	(29.6)	17.9
(Increase) in trade creditors	(105.1)	(213.8)
(Increase)/decrease in other liabilities	(55.0)	90.4
(Increase) in provision for taxation	(20.3)	(28.1)
(Increase) in provisions	(79.2)	(44.9)
Decrease/(increase) in deferred income tax	74.4	(29.9)
Net loss on disposal of plant and equipment	(31.2)	(27.0)
Net profit on sale of freehold properties	1.4	15.0
Net profit/(loss) on sale of businesses and controlled entities	5.5	(0.1)
Write-down of non-current assets to recoverable amounts	(12.8)	(10.4)
Net profit	429.5	353.8

Statement of Cash Flows (continued)
Acquisitions/Disposals
Details of the aggregate cash flows relating to acquisition and disposal of businesses and controlled entities and the assets and liabilities at the date of acquisition and disposal are as follows:

	Acquisitions*		Disposals
	2003 $m	2002 $m	2003 $m	2002 $m

Consideration	(362.6)	(70.4)	372.8	66.5
Cash	3.2			(8.7)
Receivables - current	17.6		(2.1)	(1.9)
Inventories	51.8	12.9		(4.1)
Other assets - current	2.4		(1.2)	(0.2)
Property, plant and equipment	45.8	25.4	(363.0)	(64.6)
Deferred tax assets	2.0	1.4		(3.4)
Intangibles	260.2	37.0		(13.4)
Other assets - non-current				(0.3)
Payables - current	(19.1)	(1.3)	(1.0)	18.9
Provisions - current	(1.3)	(4.5)		6.2
Interest bearing liabilities - non-current		(0.5)
Provisions - non-current				1.1
Net assets acquired/(disposed)	362.6	70.4	(367.3)	(70.4)
Reconciliation of cash flows:
Cash consideration	(362.6)	(70.4)	372.8	66.5
Consideration satisfied by share issuance	117.7
Cash acquired/(disposed)	3.2			(8.7)
Cash (Outflow)/Inflow	(241.7)	(70.4)	372.8	57.8
* Net assets acquired are recorded at fair value Significant transactions included in the above table

On May 26, 2003 Liquorland (Australia) Pty Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd (Theo's NSW) for $179.8 million, plus associated inventory for $37.4 million, and freehold property for $14.8 million which is currently proposed as a sale and leaseback transaction. The consideration comprises cash, and the issue of 17,857,143 Coles Myer Ltd. ordinary shares. Coles Myer Ltd. has guaranteed a value of $7.00 per share throughout a period of three years, commencing 26 May 2003, and will bear any share price risk during that period. Should any consideration become payable it will be brought to account as a component of goodwill arising on the acquisition. At balance date, no amount would have been payable.

On January 6, 2003 Officeworks Superstores Pty. Ltd., a wholly owned controlled entity of Coles Myer Ltd., acquired 100% of the issued share capital of Viking Direct Pty. Ltd. and Viking Office Products Pty Ltd. for $38.7 million, plus associated inventory for $11.1 million, and freehold property for $17.5 million which is currently proposed as a sale and leaseback transaction.

On March 10, 2003 the Coles Myer Group sold Sydney Central Plaza for $372.8 million, net of transaction and sale related costs of $17.2 million.

During 2002 Coles Supermarkets (Australia) Pty. Ltd. and Bi-Lo Pty Ltd., both wholly owned controlled entities of Coles Myer Ltd., acquired 35 ex-Franklins stores for $59.3 million.

On May 27, 2002 Coles Myer Ltd. sold 100% of its investment in the issued capital of Amalgamated Food & Poultry Pty. Ltd. for $65.0 million.

Statement of Cash Flows (continued)

Reconciliation of Cash

For the purposes of the Statement of Cash Flows, cash includes cash on hand, at bank and on short-term deposit, net of bank overdraft. Cash at the end of the year as shown in the Statement of Cash Flows is reconciled to the relevant Statement of Financial Position items as follows:

		2003 $m	2002 $m

Cash assets		905.5	866.0
Bank overdraft		(10.8)
		894.7	866.0

Non-cash financing and investing activities

Financing - CML issued ordinary shares under the Dividend Reinvestment Plan for $60.3 million (2002 $60.0 million).

Investments - CML issued ordinary shares for $117.7 million in connection with the purchase of Pallas Newco Pty. Ltd. and ALW Newco Pty. Ltd.

During 2002, the CML Group disposed of its investments in Power Investment Funding Pty. Ltd., Investment Funding Pty Ltd., and Label Development Pty. Ltd. for $NIL consideration. As a result, current receivables decreased $115.3 million, current loans decreased $115.3 million, non-current receivables decreased $17.2 million, non-current loans decreased $17.2 million and investments decreased $NIL on disposal.

Details of major financing facilities

Credit standby facilities - The CML Group has $580.0 million (2002 $730.0 million) of committed facilities of which $580.0 million (2002 $730.0 million) was undrawn at balance date. The facilities have maturity dates ranging between October 2003 and August 2008 (2002 maturity dates ranged between May 2003 and August 2007).

Commercial paper - The CML Group has commercial paper programmes based in Australia and Europe. The programmes are guaranteed by CML and are supported by the credit standby facilities referred to above. At balance date no commercial paper was on issue (2002 $NIL).

Medium term notes - The CML Group has issued medium term notes under a debt issuance programme and under medium term note programmes in both Europe and Australia. It also operated a medium term note programme in the United States on behalf of Coles Myer Finance (USA) Ltd. Medium term notes issued by Coles Myer Finance Ltd. and Coles Myer Finance (USA) Ltd. are guaranteed by CML. At balance date $1,052.4 million (2002 $1,244.3 million) equivalent of medium term notes were on issue.

Other loans - $7.5 million (2002 $18.1 million) equivalent of loans, denominated in Japanese yen, were outstanding at balance date with a maturity date of July 2004 (2002 July 2004).

$NIL (2002 $327.2 million) of domestic bank loans of various maturities were outstanding at balance date.

Dividends
	2003 $m	2002 $m
Ordinary shares
Interim dividend of 13.5 cents (2002 13.5 cents) per fully paid ordinary share paid 12 May 2003 (2002 13 May 2002). Fully franked at 30% tax rate (2002 30%).	(160.6)	(159.3)

Final dividend of 12.0 cents per fully paid ordinary share paid on 11 November 2002 recognised as a liability at 28 July 2002 but adjusted against retained profits at the beginning of the financial year on the change in accounting policy for providing for dividends (page 14). Fully franked at 30% tax rate (2002 30%).	(142.1)	(142.1)

Reset convertible preference shares (ReCAPS)
Dividend of $3.2589 (2002 $3.2589) per share paid 2 December 2002 (2002 30 November 2001). Fully franked at 30% tax rate (2002 30%).	(22.8)	(22.8)

Dividend of $3.2411 (2002 $3.2411) per share paid 2 June 2003 (2002 31 May 2002). Fully franked at 30% tax rate (2002 30%).	(22.7)	(22.7)

Total dividends	(348.2)	(346.9)
* In previous periods $7.6 million was provided at balance date. As a result of the change in accounting policy this has been adjusted against retained profits (page 14)

Dividends not recognised at year end

In addition to the above dividends, since year end the directors have recommended the payment of a final dividend of 12.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 10 November 2003 out of retained profits at 27 July 2003, but not recognised as a liability at year end as a result of the change in accounting policy for providing for dividends (page 14), is	151.6

The franked portions of the final dividends recommended after 27 July 2003 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 25 July 2004.

Franking credits Franking credits of $141.4 million (at 30%) are available for the consolidated entity, and will enable the payment of franked dividends for at least the next year.

Dividend reinvestment plan

The company has established a dividend reinvestment plan under which holders of ordinary shares may elect to have their dividend entitlements satisfied by the issue of new fully paid ordinary shares, rather than being paid in cash. Shares are issued under the plan at 2.5% discount to the market price. The last date for receipt of election notices for the dividend is 17 October 2003.

Retained profits
	2003 $m	2002 $m

Retained profits at the beginning of the financial year	872.9	866.0
Adjustment resulting from change in accounting policy for providing for dividends (refer page 14)	149.7
Adjustment resulting from change in accounting policy for annual leave entitlements (refer page 15)	(6.6)
Net profit	429.5	353.8
Dividends	(348.2)	(346.9)
Retained profits at the end of the financial year	1,097.3	872.9

NTA backing
	2003 $	2002 $
Net tangible asset backing per ordinary security	2.16	2.02

Interests in associated entities
	Investment		Ownership interest		Principal activity	Balance date
	2003 $m	2002 $m	2003%	2002%
Unit Trust CMS General Trust	76.8	72.5	50	50	Property ownership	30 June
Partnership Fly Buys Partnership	2.0	2.0	50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty Ltd	-	-	50	50	Software development	30 June

Segment Revenue
	2003 $m	2002 $m
Food & Liquor	16,582.2	16,548.9
Kmart & Officeworks	4,385.5	4,039.0
Myer Grace Bros and Megamart	3,291.4	3,372.3
Target	2,661.8	2,472.2
Emerging Businesses	265.1	277.5
Property and Unallocated	448.3	26.8
Eliminated on consolidation	(32.4)	(26.7)
Subtotal	27,601.9	26,710.0
Interest income	23.7	27.4
Total Revenue	27,625.6	26,737.4

Segment Result*
	2003 $m	2002 $m
Food & Liquor	566.7	546.9
Kmart & Officeworks	103.8	62.4
Myer Grace Bros and Megamart	9.9	(21.6)
Target	89.9	51.7
Emerging Businesses	(10.9)	(15.3)
Property and Unallocated	(79.0)	(57.6)
Subtotal	680.4	566.5
Net borrowing costs	(63.2)	(75.5)
Profit from ordinary activities before income tax	617.2	491.0
Income tax expense	(187.7)	(137.2)
Net profit	429.5	353.8

*Segment results are after adjusting for the accounting policy changes as detailed on page 14. Refer pages 11 to 13 for segment underlying result reconciliation.

Commentary on Segment Revenue and Result

The net profit after tax (NPAT) for the year of $429.5 million is up $75.7 million or 21.4% from $353.8 million reported for 2002. The increase in NPAT is reflected by an increase in basic earnings per share of 23.4% from 26.1 cents per share in 2002 to 32.2 cents per share in 2003.

NPAT after adjusting for the after tax impact of the sale of Sydney Central Plaza of $2.8 million, the reversal of the Kmart NZ onerous lease provision of $12.8 million, and accounting policy changes of $41.7 million was $455.6 million ("Underlying" NPAT) in 2003. This is an increase of $101.8 million, or 28.8% on the 2002 result.

Income tax expense of $187.7 million reflects an effective tax rate of 30.4%.

Food and Liquor

	2003	2002
Sales ($m)	16,538.6	15,892.4
Other revenue ($m)	43.6	656.5
Total Segment Revenue ($m)	16,582.2	16,548.9
Segment Result ($m)	566.7	546.9
Accounting policy changes ($m)	34.0
Exited businesses ($m)	2.5	11.3
Underlying Result ($m)	603.2	558.2

Sales have increased from $15,892.4 million to $16,538.6 million, an increase of $646.2 million, or 4.1%. After adjusting for sales relating to Red Rooster (business exited in May 2002), sales increased from $15,711.1 million to $16,538.6 million, an increase of $827.6 million, or 5.3%.

Other revenue has declined as a result of the change in accounting policy for rebates. Rebates which were previously recorded as other revenue are now recorded in inventory or cost of goods sold (refer page 14).

The Segment Result (net profit before interest and tax) has increased by $19.8 million, or 3.6% to $566.7 million. The Segment Result after adjusting for accounting policy changes and exited businesses was $603.2 million for 2003 and $558.2 million in 2002 ("Underlying Result"). The Underlying Result increased by $45.0 million, or 8.1%

Refer to the attached Press Release for further commentary on the results.

Kmart and Officeworks
	2003	2002
Sales ($m)	4,369.5	3,904.4
Other revenue ($m)	16.0	134.6
Total Segment Revenue ($m)	4,385.5	4,039.0
Segment Result ($m)	103.8	62.4
Accounting policy changes ($m)	12.6
Result ($m)	*116.4	62.4

Sales have increased by $465.1 million, or 11.9% to $4,369.5 million.

Other revenue has declined as a result of the change in accounting policy for rebates. Rebates which were previously recorded as other revenue are now recorded in inventory or cost of goods sold (refer page 14).

The Segment Result (net profit before interest and tax) has increased by $41.4 million, or 66.3% to $103.8 million. The Segment Result after adjusting for accounting policy changes is $116.4 million.

*After adjusting for the reversal of the Kmart NZ onerous lease provision of $12.8 million the result was $103.6 million for 2003 ("Underlying Result"). The Underlying Result increased by $41.2 million, or 66.0%.

Refer to the attached Press Release for further commentary on the results.

Myer Grace Bros & Megamart
	2003	2002
Sales ($m)	3,239.9	3,243.2
Other revenue ($m)	51.5	129.1
Total Segment Revenue ($m)	3,291.4	3,372.3
Segment Result ($m)	9.9	(21.6)
Accounting policy changes ($m)	15.3
Underlying Result ($m)	25.2	(21.6)

Sales have decreased $3.3 million, or 0.1% to $3,239.9 million.

Other revenue has declined as a result of the change in accounting policy for rebates. Rebates which were previously recorded as other revenue are now recorded in inventory or cost of goods sold (refer page 14).

The Segment Result (net profit before interest and tax) has increased by $31.5 million to $9.9 million. The Segment Result after adjusting for accounting policy changes was $25.2 million for 2003 ("Underlying Result"). The Underlying Result increased by $46.8 million for the year.

Refer to the attached Press Release for further commentary on the results.

Target

	2003	2002
Sales ($m)	2,646.9	2,422.4
Other revenue ($m)	14.9	49.8
Total Segment Revenue ($m)	2,661.8	2,472.2
Segment Result ($m)	89.9	51.7
Accounting policy changes ($m)	2.1
Underlying Result ($m)	92.0	51.7

Sales have increased by $224.5 million, or 9.3% to $2,646.9 million.

Other revenue has declined as a result of the change in accounting policy for rebates. Rebates which were previously recorded as other revenue are now recorded in inventory or cost of goods sold (refer page 14).

The Segment Result (net profit before interest and tax) has increased by $38.2 million, or 73.9% to $89.9 million. The Segment Result after adjusting for accounting policy changes was $92.0 million for 2003 ("Underlying Result"). The Underlying Result increased by $40.3 million, or 77.9%.

Refer to the attached Press Release for further commentary on the results.

Emerging Businesses
	2003	2002
Sales ($m)	254.1	253.0
Other revenue ($m)	11.0	24.5
Total Segment Revenue ($m)	265.1	277.5
Segment Result ($m)	(10.9)	(15.3)
Exited businesses		1.1
Underlying Result ($m)	(10.9)	(14.2)

Sales (inclusive of intra group sales) have increased from $253.0 million to $254.1 million, an increase of $1.1 million. After adjusting for sales relating to Myer Direct (business exited in January 2002), sales increased from $213.4 million to $254.1 million.

The Segment Result (net loss before interest and tax) has improved by $4.4 million to a loss of $10.9 million. The Segment Result after adjusting for exited businesses was a loss of $14.2 million for 2002 ("Underlying loss").

Refer to the attached Press Release for further commentary on the results.

Property and Unallocated

	2003	2002
Segment Result ($m)	(79.0)	(57.6)
Profit on sale of SCP ($m)	(5.5)
Underlying Result ($m)	(84.5)	(57.6)

The Segment loss (net loss before interest and tax) has increased by $21.4 million, or 37.2% to $79.0 million. The Segment loss after adjusting for the profit on sale of Sydney Central Plaza (SCP) is $84.5 million for 2003 ("Underlying loss"). The Underlying loss increased by $26.9 million, or 46.7%.

Refer to the attached Press Release for further commentary on the results.

Changes in accounting policies & estimates
Change in accounting policy for inventory costing

(a) Supplier Promotional Rebates

Effective 29 July 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of recent guidance given by the Emerging Issues Task Force in the U.S. (EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor.")

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. As a result, rebates previously recorded as other revenue from operating activities, have now been disclosed as a reduction in cost of goods sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier, which are recorded as other revenue from non-operating activities.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million (July 2001 $76.7 million). If the accounting policy had always been applied, the impact of the change would have been an increase to profit before tax by $0.2 million for the year ended 28 July 2002 and a decrease by $2.8 million for the year ended 27 July 2003.

Under the proposed international financial reporting standards coming into effect in the 2006 financial year, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statement of Financial Performance.

(b) Indirect Logistics Expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory. Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 Inventories.

On initial adoption of the change at 28 July 2002, the CML Group's inventory increased by $4.5 million. For the year ended 27 July 2003, the change in accounting policy was an increase to the CML Group's profit before tax by $5.0 million. Had this policy been applied for the previous corresponding period the effect would have been the same.

Change in accounting policy for providing for dividends

Effective 29 July 2002, the CML Group changed its accounting policy for providing for dividends to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001. In previous years, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

An adjustment of $149.7 million was made against retained profits at the beginning of the financial year to reverse the amount provided at 28 July 2002 for the accrued ReCAPS dividend and the proposed final dividend for that year that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced current liabilities - provisions and total liabilities at the beginning of the financial year by $149.7 million with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

Changes in accounting policies & estimates (continued)
Change in accounting policy for annual leave entitlements

Effective 29 July 2002, the CML Group changed its accounting policy for providing for employee benefits to comply with the revised AASB 1028 "Employee Benefits" released in June 2001. In previous years, liabilities for wages and salaries and annual leave were measured at current remuneration rates. Under the revised accounting standard these benefits must be measured at their nominal amounts, using the rates expected to be paid when the obligations are settled, and are not discounted.

An adjustment of $6.6 million was made at the beginning of the financial year to reduce retained profits, $9.4 million to increase employee provisions, and $2.8 million to increase the future income tax benefit. If the accounting policy had always been applied, the impact of the change for the years ended 28 July 2002 and 27 July 2003 would have been immaterial.

Change in accounting estimate for liquor licenses

Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that in all material respects, liquor licenses have an indefinite life as they have unlimited legal lives and are unlikely to become commercially obsolete.

As a consequence, no amortisation of liquor licenses has been charged for the year ended 27 July 2003. Had a change in estimate of useful life not taken place, then an amount of $10.3 million relating to amortisation expense would have been charged in the year to 27 July 2003.

Events occurring after balance date

Subsequent to balance date, the CML Group has acquired from Shell multi-site franchisees the right to operate 151 service stations and 8 convenience stores in Victoria for $26 million. In addition to this right, inventories and property, plant and equipment has been acquired for a further $31 million. Shell will supply fuel products and service station properties and the service stations will be branded both Coles Express and Shell.

As previously announced, the rights to operate the remaining 425 sites nationally will be acquired for $68 million.

Annual Meeting

The annual meeting will be held as follows:
Place Vodafone Arena
Melbourne Park
Swan Street, Melbourne
Date 26 November 2003
Time 10.30 am
Approximate date the annual report will be available 28 October 2003

Compliance Statement

  This report has been prepared under accounting policies which comply with the Corporations Act 2001, Australian Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.
  This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.
  This report gives a true and fair view of the matters disclosed.
  This report is based on financial statements which have been audited. The audit report, which was unqualified, will be made available with the Company's annual report.